QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED JULY 31, 2012 AND 2011

(Expressed in Canadian Dollars, unless otherwise stated)

INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the accompanying consolidated financial statements of Quartz Mountain Resources Ltd., which comprise the consolidated balance sheets as at July 31, 2012, July 31, 2011 and August 1, 2010 and the consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended July 31, 2012 and July 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Quartz Mountain Resources Ltd. as at July 31, 2012, July 31, 2011 and August 1, 2010 and its financial performance and its cash flows for the years ended July 31, 2012 and July 31, 2011 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

November 22, 2012

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in Canadian Dollars (note 2))

	July 31	July 31	August 1
	2012	2011	2010
		Restated	Restated
		(notes 2 and 15)	(notes 2 and 15)
ASSETS

Cash and cash equivalents (note 4 (a))	$2,450,451	$78,652	$258,526
Amounts receivable and other assets (note 5)	292,837	20,577	13,291
Total current assets	2,743,288	99,229	271,817

Mineral property interests (note 6)	1	1	1
Restricted cash (note 4 (b))	78,000	–	–
Total non-current assets	78,001	1	1

Total assets	$2,821,289	$99,230	$271,818

LIABILITIES

Amounts payable and other liabilities (note 8)	$607,389	$42,163	$31,268
Flow-through share premium (note 9)	411,009	–	–
Due to related parties (note 10)	813,855	–	–
Total current liabilities	1,832,253	42,163	31,268

SHAREHOLDERS' EQUITY

Share capital (note 7)	$24,514,381	$29,407,744	$29,407,744
Reserves (notes 2 and 7)	381,139	(331,903)	(323,287)
Accumulated deficit	(23,906,484)	(29,018,774)	(28,843,907)
Total shareholders' equity	989,036	57,067	240,550

Total liabilities and shareholders' equity	$2,821,289	$99,230	$271,818

The accompanying notes are an integral part of these consolidated financial statements.

James Kerr	Ronald W. Thiessen
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Loss and Comprehensive Loss
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2012	2011
		Restated
		(notes 2 and 15)
Expenses (note 11):
Exploration and evaluation	$2,246,650	$–
Assays and analysis	52,745	–
Engineering	8,400	–
Environmental	1,375	–
Geological	870,517	–
Graphics	13,006	–
Property payments	910,819	–
Site activities	143,544	–
Socio-economic	89,646	–
Transportation	100,914	–
Travel and accommodation	55,684	–

General and administration	1,166,252	185,783
Conferences and travel	31,357	–
Legal, accounting and audit	301,641	55,125
Office and administration	70,140	19,784
Regulatory, trust and filing	48,659	36,090
Salaries and benefits	686,358	72,798
Shareholder communications	28,097	1,986

Equity-settled share-based payments (note 7 (d))	381,139	–
	(3,794,041)	(185,783)
Flow-through share premium (note 9)	193,308	–
Interest income	13,067	1,598
Foreign exchange (loss) gain	(139)	9,318
Loss before income tax	(3,587,805)	(174,867)
Income tax (note 13)	–	–
Loss for the year	(3,587,805)	(174,867)

Other comprehensive loss
Currency translation difference (note 2)	–	(8,616)
Other comprehensive loss for the year	–	(8,616)

Total comprehensive loss for the year	$(3,587,805)	$(183,483)

Basic and diluted loss per common share (note 7(c))	$(0.20)	$(0.01)

Weighted average number of common shares outstanding (note 7(c))	18,396,348	13,399,422

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars (note 2))

	Share Capital		Reserves
			Translation	Equity-settled		Total
			reserve	share-based	Accumulated	shareholders'
	Number	Amount	(note 2)	payments	deficit	equity
Balance at August 1, 2010	13,399,422	$29,407,744	$(323,287)	$–	$(28,843,907)	$240,550
Loss for the year		–	–	–	(174,867)	(174,867)
Currency translation difference (note 2)		–	(8,616)	–	–	(8,616)
Balance at July 31, 2011 (notes 2 and 15)	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067

Balance at July 31, 2011	13,399,422	$29,407,744	$(331,903)	$–	$(29,018,774)	$57,067
Functional currency translation adjustment (note 2)		(9,031,998)	331,903	–	8,700,095	–
Balance at August 1, 2011	13,399,422	20,375,746	–	–	(20,318,679)	57,067
Loss for the year		–	–	–	(3,587,805)	(3,587,805)
Equity-settled share-based payments (note 7 (d))		–	–	381,139	–	381,139
Shares issued for cash, net of issuance costs (note 7 (b))	7,183,371	3,434,635	–	–	–	3,434,635
Shares issued for property option payment (note 6)	1,450,000	704,000	–	–	–	704,000
Balance at July 31, 2012	22,032,793	$24,514,381	$–	$381,139	$(23,906,484)	$989,036

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars (note 2))

	For the year ended July 31
	2012	2011
		Restated
		(notes 2 and 15)
Cash flows from operating activities:
Loss for the year	$(3,587,805)	$(174,867)
Adjusted for:
Foreign exchange	139	(9,318)
Equity-settled share-based payments (note 7 (d))	381,139	–
Flow-through share premium (note 9)	(193,308)	–
Property option payments paid through issuance of shares (note 6)	704,000	–
Restricted cash (note 4 (b))	(78,000)	–
Changes in non-cash working capital items:
Amounts receivable and other assets	(272,260)	(14,290)
Amounts payable and other liabilities	565,226	17,899
Due to related parties	813,855	–
Net cash used in operating activities	(1,667,014)	(180,576)

Cash flows from financing activities:
Proceeds from issuance of share capital, net of issue costs (note 7 (b))	4,038,952	–
Net cash provided by financing activities	4,038,952	–

Increase (decrease) in cash and cash equivalents	2,371,938	(180,576)
Effect of exchange rate fluctuations on cash held	(139)	702
	2,371,799	(179,874)
Cash and cash equivalents, beginning of year	78,652	258,526
Cash and cash equivalents, end of year (note 4(a))	$2,450,451	$78,652

Supplementary cash flow information:
Non cash financing activities:
Property option payments paid through issuance of shares (note 6)	704,000	–
	$704,000	$–

The accompanying notes are an integral part of these consolidated financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz Mountain" or the "Company") is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements (the "Financial Statements") of the Company as at and for the year ended July 31, 2012 include Quartz Mountain Resources Ltd. and its subsidiary (together referred to as the "Group" and individually as "Group entities"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the Group.

The Company is in the process of acquiring and exploring mineral property interests. The Company's continuing operations are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of these projects, obtaining the necessary permits to mine, on future profitable production of any mine and the proceeds from the disposition of the mineral property interests.

After the reporting period, on November 1, 2012, the Company announced that it had entered into an agreement with a publicly-listed company, Amarc Resources Ltd. ("Amarc") , whereby Amarc would acquire a 40% beneficial joint venture interest in the Galaxie (note 16(a)) and ZNT properties for consideration of $2.0 million (note 16(c)). The 40% interest will be earned by Amarc paying to Quartz Mountain $1.0 million in cash and also funding $1.0 million of exploration expenses prior to December 31, 2012.

Management believes that its current liquid assets are sufficient to meet all known obligations (note 14) and to maintain its mineral rights in good standing for the next 12 month period. Additional debt or equity financing will be required to fund additional exploration or development programs. The Company has a reasonable expectation that additional funds will be available when necessary to meet ongoing exploration and development costs. However, there can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to re-evaluate its planned expenditures until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	CHANGE OF PRESENTATION AND FUNCTIONAL CURRENCY

Following the decision to acquire and explore mineral property interests in Canada (note 6), the Company's cash flows were anticipated to be principally denominated in Canadian dollars. Accordingly, effective August 1, 2011, the Group changed both the functional currency of the Company and the currency in which it presents its consolidated financial statements, from United States dollars ("USD") to Canadian dollars ("CAD").

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

A change in presentation currency is accounted for as a change in accounting policy and is applied retrospectively, as if the new presentation currency had always been the presentation currency. Consequently, the comparative figures for the year ended July 31, 2011, and an opening balance sheet at August 1, 2010 have been restated to be presented in Canadian dollars using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences have been recognized within equity. In accordance with International Accounting Standards ("IAS") 1, Presentation of Financial Statements, an additional balance sheet for the Group and the Company has been presented as at August 1, 2010, together with the related notes.

The exchange rates applied for translation purposes were as follows:

Date or Period	Exchange Rate
As at July 31, 2011	1 CAD = 1.0466 USD
For the year ended July 31, 2011	1 CAD = 1.0057 USD
As at August 1, 2010	1 CAD = 1.0239 USD

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of compliance

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), and require publicly accountable enterprises to apply IFRS effective for financial years beginning on or after January 1, 2011.

These Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") effective for the Company's year ended July 31, 2012.

Issuance of these Financial Statements was authorized on November 22, 2012 by the Board of Directors.

(b)	Basis of presentation

These Financial Statements have been prepared on a historical cost basis. They have been prepared using the accrual basis of accounting, except for cash flow information. The preparation of these Financial Statements resulted in changes to the accounting policies as presented in the most recent annual financial statements prepared under Canadian Generally Accepted Accounting Principles ("CGAAP"). The accounting policies set out below have been applied consistently to all periods presented in these Financial Statements. They also have been applied in preparing an opening IFRS balance sheet at August 1, 2010 for the purposes of the transition to IFRS, as required by IFRS 1, First Time Adoption of International Financial Reporting Standards ("IFRS 1"). The impact of the transition from CGAAP to IFRS is described in note 15.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Significant accounting estimates and judgments

The preparation of Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The impacts of such estimates are pervasive throughout the Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Specific areas where significant estimates or judgments exist are:

Sources of estimation uncertainty:

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates;

Provisions for income taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were originally recorded, such differences will affect the tax provisions in the period in which such determination is made;

Valuation of shares issued in non-cash transactions are measured at the fair value of the equity instruments granted based on quoted market prices on the date of grant or per the terms of the contract.

Critical accounting judgments:

The determination of categories of financial assets and financial liabilities has been identified as an accounting policy which involves judgments or assessments made by management;

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The classification of the option agreements in respect of the Buck Property and Galaxie Property (including the Hotai Claims) as earn-in agreements, as opposed to the acquisition of mineral property interests, has been identified as an accounting policy which involves judgments or assessments made by management. Currently a feasibility study has not been completed on any of these properties to determine if the properties are capable of supporting commercial production; consequently the costs associated with these properties are expensed as incurred;

Management is required to assess the functional currency of each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent and of its subsidiary, management considered the currency that mainly influences the cost of providing goods and services in each jurisdiction in which the Company operates.

(d)	Basis of consolidation

These Financial Statements include the accounts of the Company and its subsidiary. Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. Inter-company balances and transactions, including any unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no impairment.

At July 31, 2012 and July 31, 2011 the Company held an ownership interest in the following subsidiary:

Name of Subsidiary	Place of Incorporation	Ownership Interest	Principal Activity
Wavecrest Resources Inc.	Delaware	100%	Holding company

(e)	Foreign currency

The functional and presentation currency of the Company and its subsidiary, as at July 31, 2012, is the Canadian dollar (note 2). Prior to August 1, 2011, the functional and presentation currency of the Company was the US dollar. Comparative amounts have been restated to be presented in Canadian dollars.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the period end date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated. Gains and losses arising on translation are included in profit or loss for the period.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(f)	Financial instruments

Financial assets and liabilities are recognized when the Group becomes party to the contracts that give rise to them. The Group determines the classification of its financial assets and liabilities at initial recognition and, where allowed and appropriate, re-evaluates such classification at each financial year end. The Group does not have any derivative financial instruments.

Non-derivative financial assets:

The Group classifies its non-derivative financial assets into the following categories: Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash. The Group's cash and cash equivalents are invested in business and savings accounts which are available on demand by the Group for its programs. They are measured at fair value.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables comprise amounts receivable and restricted cash.

Non-derivative financial liabilities:

The Group's non-derivative financial liabilities comprise financial liabilities measured at amortized cost. Such financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost comprise amounts payable and balances payable to related parties.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been impacted.

Objective evidence of impairment could include:

  significant financial difficulty of the issuer or counterparty; or

  default or delinquency in interest or principal payments; or

  it becoming probable that the borrower will enter bankruptcy or financial re- organization.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(g)	Exploration and evaluation expenditures

Exploration and evaluation expenditures

Exploration and evaluation expenditures are expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

Exploration and evaluation expenditures are expensed as incurred, except for initial expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition.

Exploration and evaluation expenditures include the cash consideration and the estimated fair market value of common shares on the date of issue or as otherwise provided under the relevant agreements.

Costs for properties for which the Group does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

Administrative expenditures related to exploration activities are expensed in the period incurred.

Mineral property interests

Expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources after the technical feasibility and commercial viability of extracting a mineral resource are demonstrable are capitalized. Such amounts are then amortized over the estimated life of the property following the commencement of commercial production, or are written off if the property is sold, allowed to lapse or abandoned, or when an impairment has been determined to have occurred.

Mineral property interests, if any, are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, mineral property interests attributable to that area of interest are first tested for impairment and then reclassified to mineral property and development assets within property, plant and equipment.

Recoverability of the carrying amount of mineral property interests is dependent on successful development and commercial exploitation, or alternatively, a sale of the respective areas of interest.

(h)	Impairment of non-financial assets

At the end of each reporting period the carrying amounts of the Group's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of: fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash- generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(i)	Share capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow–through shares are securities issued to investors whereby the deductions for tax purposes related to eligible Canadian exploration expenses ("CEE"), as defined in the Income Tax Act (Canada), may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

  prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

  retrospectively (namely, the flow–through shares are issued, CEE are then incurred, and renunciation occurs subsequently).

Flow–through shares are recorded in share capital at the fair value of common shares on date of issuance. When flow–through shares are issued, the difference between the fair value of non-flow-through common shares and the amount the investors pay for flow–through shares is recorded as a deferred liability called "flow-through share premium". This deferred liability is credited to profit or loss when the eligible expenses are incurred and renounced to investors.

Upon eligible expenses being incurred, the Company derecognizes the liability and recognizes a deferred tax liability, if any, for the amount of tax reduction renounced to shareholders. The premium is recognized as other income and the related deferred tax is recognized as a tax provision.

(j)	Loss per share

The Group presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Group by the weighted average number of common shares outstanding during the period. Diluted loss per share does not adjust the loss attributable to common shareholders or the weighted average number of common shares outstanding when the effect is anti-dilutive.

(k)	Share-based payments

The cost of equity-settled transactions with employees is measured by reference to the fair value of the instruments issued at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. Fair value is determined using an appropriate pricing model. In valuing equity-settled transactions, no account is taken of any vesting conditions.

The cost of equity-settled transactions with non-employees is measured by reference to the fair value of the instruments issued, on the basis that the fair value of the services received cannot be estimated reliably. Fair value is originally measured at the date at which they are granted and subsequently re-measured at each balance sheet date for any unvested portion, and is recognized as an expense over the vesting period, which ends on the date on which the relevant non-employees become fully entitled to the award. Fair value is determined using an appropriate pricing model.

In valuing equity-settled transactions, no account is taken of any vesting conditions. Vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction amount, based on an estimate of the number of equity instruments expected to vest so that, ultimately, the amount recognized for goods or services received as consideration for the equity instruments granted will be based on the number of equity instruments that eventually vest. On the vesting date, the Company revises the estimate to equal the number of equity instruments that ultimately vested.

At each balance sheet date prior to vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management's estimates of the achievement or otherwise of non-market conditions and of the number of equity instruments that will ultimately vest. The movement in cumulative expense from amounts previously recorded is recognized in profit or loss, with a corresponding entry in equity.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, any expense is recognized over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognized if this difference is negative.

Where an equity-settled award is cancelled, any cost not yet recognized in profit or loss for the award shall not be recognized and any previous amounts recognized for awards that have not vested are reversed.

(l)	Rehabilitation provision

Statutory, contractual and constructive obligations to incur restoration, rehabilitation and environmental costs arise when environmental disturbance is caused by the exploration or development of an exploration and evaluation asset. Such costs are discounted to their estimated net present value and capitalized to the carrying amount of the asset, along with a corresponding liability, as soon as the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the asset, the operating license conditions and, when applicable, the environment in which the mine operates.

Discount rates reflecting the time value of money are used to calculate the net present value, where applicable. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense recognized in profit or loss.

Decommissioning costs are also adjusted for changes in estimates. Those adjustments are accounted for as a change in the corresponding capitalized cost, except where a reduction in costs is greater than the unamortized capitalized cost of the related assets, in which case the capitalized cost is reduced to nil and the remaining adjustment is recognized in profit or loss.

The operations of the Group have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Group are not predictable.

(m)	Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The following temporary differences are not provided for:

  goodwill not deductible for tax purposes;

  the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and

  differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the end of the reporting period applicable to the period of expected realization or settlement.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

(n)	Government assistance

When the Company is entitled to receive mineral exploration tax credits and other government grants, these government assistances are recognized as a cost recovery within exploration and evaluation expenditures when there is reasonable assurance of their recovery.

(o)	Accounting standards, interpretations and amendments to existing standards

Effective August 1, 2011, the Group adopted new and revised IFRS that were issued by the IASB. The application of these new and revised IFRS has not had any material impact on the amounts reported for the current and prior years but may affect the accounting for future transactions or arrangements.

Accounting standards issued but not yet effective

(i)	Effective for annual periods beginning on or after January 1, 2012

Amendments to IAS 12, Income Taxes

(ii)	Effective for annual periods beginning on or after July 1, 2012

Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(iii)	Effective for annual periods beginning on or after January 1, 2013

IFRS 1, Provisions of IFRIC 20 for First-Time Adopters of IFRS; Accounting for Government loans

IFRS 7, Financial Instruments – Disclosures

IFRS 10, Consolidated Financial Statements

IFRS 11, Joint Arrangements

IFRS 12, Disclosure of Interests in Other Entities

IFRS 13, Fair Value Measurement

IAS 1, Presentation of Financial Statements (amendments)

IAS 16, Property, Plant and Equipment

IAS 19, Employee Benefits

IAS 27, Separate Financial Statements

IAS 28, Investments in Associates and Joint Ventures

IAS 32, Financial Instruments – Presentation

IAS 34, Interim Financial Reporting

IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

(iii)	Effective for annual periods beginning on or after January 1, 2014

IAS 32, Financial Instruments – Presentation

(iv)	Effective for annual periods beginning on or after January 1, 2015

IFRS 7, Financial Instruments – Disclosure

IFRS 9, Financial Instruments – Recognition and measurement

The Group has not early-adopted these revised standards. Amendments to IAS 1 and IAS 12 effective for the Group's financial period commencing August 1, 2012 will not have a material impact on the Group's financial statements, except for disclosures and presentation. The Group is currently assessing the impact that all other new and amended standards will have on the Group's financial statements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

4.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

(a)	Cash and cash equivalents

	July 31, 2012	July 31, 2011
		(restated, note 2)
Business and savings accounts	$2,450,451	$78,652

(b)	Restricted cash

Restricted cash in the amount of $78,000 (July 31, 2011 - $nil) consists of guaranteed investment certificates held in support of explorations permits.

5.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	July 31, 2012	July 31, 2011
		(restated, note 2)
Harmonized sales tax receivable	$280,777	$17,744
Prepaid expenses – Other	7,060	–
Other receivables	5,000	2,833
Total	$292,837	$20,577

6.	MINERAL PROPERTY INTERESTS

(a)	Buck Gold-Silver Project

In December 2011, the Company purchased an option (the "Option") to acquire a 100% interest in the Buck gold-silver property (the "Buck Project") located in central British Columbia.

In December 2011, the Company paid $100,000 in cash and issued 1,200,000 common shares to acquire the Option from a private party (the "Vendor"). The common shares issued were valued at the fair value on the date of issue ($0.50 per common share) and were expensed along with the cash consideration paid. The Company agreed to issue up to 6,000,000 additional common shares to the Vendor upon the achievement of certain milestones, as follows:

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

		Number of
	Cash	common	Status at
Payable upon	payment	shares issuable	July 31, 2012
December 30, 2011	$100,000	1,200,000	Completed
Completion of a compliant resource estimate on the Buck Project	nil	1,200,000
Completion of a "preliminary assessment" or a "pre-feasibility study" on the Buck Project	nil	2,400,000
Completion of a "feasibility study" on the Buck Project	nil	2,400,000

The Company is also required to make certain scheduled payments to the underlying owners of the Buck Project (the "Underlying Owners") as follows:

		Number of
	Cash	common shares	Status at
Payable on or before	payment	issuable	July 31, 2012
December 30, 2011	$20,000	100,000	Completed
June 28, 2012	$25,000	150,000	Completed
June 28, 2013	$30,000	200,000
June 28, 2014	$30,000	200,000

The common shares issued on December 30, 2011 were valued at the estimated fair value on that date ($0.50 per share) and were expensed. The common shares issued on June 28, 2012 were valued at the estimated fair value on that date ($0.36) and were expensed.

Under the terms of the Option, the Underlying Owners retain a 3% net smelter returns royalty. The royalty percentage will decrease by 1% once aggregate royalty payments exceed $10 million. The Company has the right at any time to reduce the royalty by 1% by paying $500,000 to the Underlying Owners.

(b)	Galaxie Project

The Galaxie Project covers an area of 1,540 square kilometres, comprised of three mineral claims totalling approximately 1,294 hectares (the "Gnat Pass Property") and the surrounding Galaxie Project which consists of 382 mineral claims totalling 151,796 hectares. The property straddles the Stewart-Cassiar Highway, and is located 24 kilometres south of the community of Dease Lake, British Columbia.

In July 2012, the Company entered into an earn-in agreement (the "Galaxie Earn-in Agreement") with Finsbury Exploration Ltd., a non-arm's length party (note 10(b)) whereby it obtained an option to earn up to a 50% interest in the Galaxie Project by spending up to $1,500,000 in exploration expenditures.

After the reporting period, in August 2012, the Galaxie Earn-in Agreement was terminated and the Company acquired outright a 100% interest in the Galaxie Project, subject to a 1% net smelter returns royalty, capped at aggregate payments of $7.5 million, retained by an arm's length party (note 16(a)).

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Karma Project

During the year ended July 31, 2012, the Company staked 93 mineral claims located approximately 41 kilometres south of Houston, BC (the "Karma Project"), near the Company's Buck Project. The Company paid claim staking costs totalling $13,933.

(d)	ZNT Project

In June 2012, the Company staked 19 mineral claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia. These 19 claims, together with an additional 61 claims that were staked in October and November 2012, comprise the Company’s ZNT Project. The Company paid claim staking costs relating to the initial 19 mineral claims totalling $3,313.

(e)	Angel's Camp Property

The Company retains a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property located in Lake County, Oregon. The Angel's Camp property is currently held by Golden Predator Corporation and Orsa Ventures Corp., each of which holds a 50% beneficial joint venture interest in the property.

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Angel's Camp property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Angel's Camp property.

In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., then to Golden Predator Royalty & Development Corporation, and is now named Golden Predator Corporation.

In April 2012, Orsa Ventures Corp. (TSX-V: ORN) exercised its option to acquire all of Seabridge's remaining undivided 50% beneficial joint venture interest in the Angel's Camp property.

The royalty has been recorded at a nominal amount of $1.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

7.	CAPITAL AND RESERVES

(a)	Authorized share capital

At July 31, 2012, the authorized share capital of the Company comprised an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid.

(b)	Private Placement and Flow-Through Financing

In December 2011, the Company completed a non-brokered private placement (the "Private Placement") of 7,183,371 common shares for aggregate gross proceeds of $4,196,002. The Private Placement was comprised of:

  1,140,200 non-flow-through common shares issued at a price of $0.50 per share for gross proceeds of $570,100; and

  6,043,171 flow-through common shares issued at $0.60 per share, including a premium of $0.10 per share over the offering price for the non-flow through common shares, for gross proceeds of $3,625,902 (the "Flow-through Funds").

After issuance costs of $157,050, net cash proceeds from the Private Placement were $4,038,952, of which $604,317 was recorded as a flow-through share premium liability (note 9) and the balance of $3,434,635 was allocated to the common shares issued.

Pursuant to the flow-through share agreements, the Company renounced eligible Canadian Exploration Expenses ("CEE"), as defined in the Income Tax Act (Canada).

(c)	Basic and diluted loss per share

The calculation of basic and diluted loss per share for the period was based on the following:

	Year ended July 31
	2012	2011
Loss attributable to common shareholders	$3,679,805	$174,867
Weighted average number of common shares outstanding	18,396,348	13,399,422

(d)	Equity-Settled Share-Based Payments

The Company has a share purchase option plan approved by the Company's shareholders that allows the Board of Directors to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees, and service providers. The share purchase option plan (the "2012 Option Plan") is based on the maximum number of eligible shares equaling 10% of the Company's outstanding common shares, calculated from time to time.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The exercise price of each share purchase option is set by the Board of Directors at the time of grant but cannot be less than the five day volume weighted average trading price of the Company's shares calculated on the day prior to the grant. Share purchase options may have a maximum term of ten years (although share purchase options have generally been granted with a term of up to five years) and typically terminate 90 days following the termination of the optionee's employment or engagement, except in the case of retirement or death. The vesting period for share purchase options is at the discretion of the Board of Directors at the time the options are granted.

The following summarizes the changes in the Company's share purchase options for the years ended July 31, 2012 and 2011:

Continuity of share options	Number of options	Weighted average
	outstanding	exercise price
Share purchase options outstanding at July 31, 2011	–	–
Granted during the year	1,776,600	$0.45
Forfeited during the year	(9,000)	$0.45
Share purchase options outstanding at July 31, 2012	1,767,600	$0.45
Share purchase options exercisable at July 31, 2012	589,200	$0.45

The weighted average contractual remaining life of the share purchase options outstanding at July 31, 2012 was 4.0 years.

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted: grant date share price of $0.45; risk-free interest rate of 1.2%; expected volatility of 119%; expected life of 4.0 years; and expected dividend yield of nil).

The estimated weighted average fair value of options granted during the year ended July 31, 2012 was $0.34 per option (2011 – not applicable). The Company recognized share-based payment expense of $381,139 in the year ended July 31, 2012 (2011 – nil).

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

8.	AMOUNTS PAYABLE AND OTHER LIABILITIES

	Year ended July 31
	2012	2011
		(restated, note 2)
Amounts payable	$544,156	$–
Accrued liabilities	63,233	42,163
Total	$607,389	$42,163

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

9.	FLOW-THROUGH SHARE PREMIUM LIABILITY

	Year ended July 31
	2012	2011
		(restated, note 2)
Balance at beginning of year	$–	$–
Recognized as liability upon issuance of flow-through shares	604,317	–
Derecognized upon eligible expenditures incurred	(193,308)	–
Balance at end of year	$411,009	$–

Pursuant to the Private Placement of the flow-through shares (note 7(b)) and in accordance with the Income Tax Act (Canada), the Company is obligated to spend the Flow-through Funds on eligible Canadian Exploration Expenses ("CEE") and to renounce them to the investors The renunciation of CEE to the investors was completed during the current year. At July 31, 2012, the balance of the flow-through share premium represents the prorated portion of the premium attributable to the Flow-through Funds that remained unspent on CEE at the end the reporting period.

To July 31, 2012, out of total Flow-through Funds of $3,625,902, the Company had incurred approximately $1,160,000 in CEE.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

(a)	Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

During the years ended July 31, 2012 and 2011, the Group compensated key management personnel as follows:

	Year ended July 31
	2012	2011
		(restated, note 2)
Short-term employee benefits, including salaries and directors fees	$237,563	$–
Equity-settled share-based payments	150,914	–
Total	$388,477	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(b)	Entities with Significant Influence over the Company

The Company's management believes that certain entities have the power to participate in the financial or operating policies of the Company. Several directors and other key management personnel of those entities, who are close business associates, are also key management personnel of the Company. Pursuant to management agreements between the Company and these entities which have significant influence over the Company, the Company receives geological, engineering, corporate development, administrative, management and shareholder communication services from such entities.

Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors and officers in common with the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Group pursuant to an agreement dated July 2, 2010, and is based on annually set rates.

Finsbury Exploration Ltd.

Finsbury Exploration Ltd. ("Finsbury") is a private company which has certain directors in common with the Company. The transactions and balances with Finsbury presented herein relate to the Galaxie Earn-in Agreement (note 6(b)).

Transactions with these related parties were as follows:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
HDSI: Services received based on management services agreement	$1,135,345	$–
HDSI: Reimbursement of third party expenses paid	120,444
Finsbury: Reimbursement of third party expenses paid	25,278	–

Outstanding balances were as follows:

	July 31, 2012	July 31, 2011
		(restated,
		note 15)
Balance payable to HDSI	$786,425	$–
Balance payable to Finsbury	27,430	–
Total	$813,855	$–

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

11.	EMPLOYEES BENEFIT EXPENSES

The amount of employees' salaries and benefits (including equity-settled share-based payments) included in various expenses are as follows:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
Exploration and evaluation expenses	$544,802	$–
General and administration expenses	697,025	72,798
Equity-settled share-based payment	381,139	–
Total	$1,622,966	$72,798

12.	OPERATING SEGMENTS

The Group operates in a single reportable operating segment – the acquisition, exploration and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada.

13.	TAXATION

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Provision for deferred tax

As future taxable profits of the Company are uncertain, no deferred tax asset has been recognized. As at July 31, 2012, the Company had unused non-capital loss carry forwards of approximately $2,901,000 (2011 – $1,542,000) in Canada and $37,000 (2011 – $50,000) in the United States.

The Company had approximately $4,550,000 (2011 – $3,639,000) of resource tax pools available, which may be used to shelter certain resource income.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Reconciliation of effective tax rate:

	Year ended July 31
	2012	2011
		(restated,
		note 2)
Loss for the period	$(3,587,805)	$(174,680)
Income tax expense	–	–
Loss excluding income tax	$(3,587,805)	$(174,680)
Effective tax rate	–	–

Income tax recovery using the Company's domestic tax rate	$(919,000)	$(48,000)
Effect of tax rates in foreign jurisdictions	–	–
Non-deductible expenses and other	310,000	–
Differences in statutory tax rates	16,000	14,000
Differences due to foreign exchange	(1,000)	(105,000)
Changes in unrecognized temporary differences	594,000	139,000
	$–	$–

The Company's domestic tax rate during the year ended July 31, 2012 was 25.6% (2011 – 27.3%) and the effective tax rate was nil (2011 – nil).

As at July 31, 2012, the Company had the following balances in respect of which no deferred tax asset had been recognized:

			Resource	Equipment
Expiry:	Tax losses		pools	and other
Within one year	$16,000	$		$–
			–
One to five years	252,000		–	126,000
After five years	2,670,000		–	–
No expiry date	–		4,550,000	114,000
	$2,938,000		$4,550,000	$240,000

14.	FINANCIAL RISK MANAGEMENT

The Group is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)	Credit Risk

Credit risk is the risk of potential loss to the Group if the counterparty to a financial instrument fails to meet its contractual obligations. The Group's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Group limits its exposure to credit risk on liquid financial assets by only investing its cash and cash equivalents with high-credit quality financial institutions in business and savings accounts.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The carrying value of the Group's cash and cash equivalents and trade and amounts receivable represent the maximum exposure to credit risk.

	Carrying Amount
Financial Assets	July 31, 2012	July 31, 2011
Cash and cash equivalents (note 4(a))	$2,450,451	$78,652
Amounts receivable (note 5)	280,777	17,744
Restricted cash (note 4(b))	78,000	–
Total	$2,809,228	$96,396

(b)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations when they become due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group's holdings of cash and cash equivalents.

The following obligations existed at July 31, 2012:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$607,389	$607,389	$–	$–
Due to related parties (note 10)	813,855	813,855	–	–
Total	$1,421,244	$1,421,244	$–	$–

The following obligations existed at July 31, 2011:

		Payments due by period
		Less than 1
	Total	year	1-5 years	After 5 years
Amounts payable and other liabilities (note 8)	$42,163	$42,163	$–	$–
Total	$42,163	$42,163	$–	$–

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group's income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Interest rate risk

The Group is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Group's policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when cash and cash equivalents mature impact interest income earned.

Assuming that all variables remain constant, a 10 basis points change representing a 0.1% increase or decrease in interest rates would have resulted in a decrease or increase in the loss for the year ended July 31, 2012 of approximately $1,300 (2011 – $160).

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and substantially all of its cash and cash equivalents held are denominated in Canadian dollars. Consequently the Company is not subject to material foreign exchange risk.

Price risk

The Company is not subject to any price risk.

(d)	Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest– bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended July 31, 2012.

The Company is not subject to any externally imposed equity requirements.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(e)	Fair Value

The fair value of the Group's financial assets and liabilities approximate the carrying value. Due to their short-term nature, cash and cash equivalents are carried at a level 1 fair value. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

There were no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments during the year ended July 31, 2012.

15.	FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board has mandated the adoption of IFRS effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011 for Canadian publicly accountable profit-orientated enterprises. The date of transition is August 1, 2010 and as a result the fiscal 2011 comparative information has been adjusted to conform to IFRS.

Under IFRS 1, IFRS are applied retrospectively at the transition balance sheet with all adjustments to assets and liabilities as stated under Canadian GAAP ("CGAAP") recorded to retained earnings unless certain exemptions are applied. The Company has elected to take the following IFRS 1 optional exemptions:

to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow-through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

In preparing its opening IFRS balance sheet and financial statements for the year ended July 31, 2011, the Company has adjusted amounts reported previously in financial statements prepared in accordance with CGAAP.

Additionally, as the Company opted to change its presentation currency effective August 1, 2011 (note 2) a retroactive restatement was required for all previous periods. Prior to August 1, 2011 the Company was reporting under CGAAP guidelines and as such the comparative information was translated based on those guidelines, prior to transition to IFRS.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

The translation was performed using average exchange rates for income and expenses and the closing rate at the balance sheet date for assets, liabilities and items related to equity. Share capital and accumulated deficit have been translated using historic rates. Resulting exchange differences were recognized within equity.

Reconciliation of previously reported financial statements

Previously, under CGAAP, certain entities were determined to be related parties; however under IFRS these entities no longer meet the definition of a related party.

An explanation of how the transition from CGAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

(a)	Reconciliation of Balance Sheet

As at August 1, 2010			Effect of
(date of transition to IFRS)			Transition
	CGAAP		to IFRS
	(US$)	CGAAP ($)	($)	IFRS ($)
ASSETS
Cash and cash equivalents	US$ 251,240	$258,526	$–	$258,526
Amounts receivable and prepaid expenses	12,873	13,291	–	13,291
Total current assets	264,113	271,817	–	271,817
Mineral property interests	1	1	–	1
Total assets	US$ 264,114	$271,818	$–	$271,818

LIABILITIES
Accounts payable and other liabilities	US$ 20,000	$21,118	$10,150	$31,268
Due to a related party	9,864	10,150	(10,150)	–
Total current liabilities	29,864	31,268	–	31,268

EQUITY
Share capital	21,269,046	29,407,744	–	29,407,744
Reserves	–	(323,287)	–	(323,287)
Accumulated deficit	(21,034,796)	(28,843,907)	–	(28,843,907)
Total equity	234,250	240,550	–	240,550

Total liabilities and equity	US$ 264,114	$271,818	$–	$271,818

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

As at July 31, 2011			Effect of
			Transition
	CGAAP		to IFRS
	(US$)	CGAAP ($)	($)	IFRS ($)
ASSETS
Cash and cash equivalents	US$ 82,315	$78,652	$–	$78,652
Amounts receivable and prepaid expenses	21,380	20,577	–	20,577
Total current assets	103,695	99,229	–	99,229
Mineral property interests	1	1	–	1
Total assets	US$ 103,696	$99,230	$–	$99,230

LIABILITIES
Accounts payable and other liabilities	US$ 40,833	$39,017	$3,146	$42,163
Due to a related party	3,293	3,146	(3,146)	–
Total current liabilities	44,126	42,163	–	42,163

EQUITY
Share capital	21,269,046	29,407,744	–	29,407,744
Reserves	–	(331,903)	–	(331,903)
Accumulated deficit	(21,209,476)	(29,018,774)	–	(29,018,774)
Total equity	59,570	57,067	–	57,067

Total liabilities and equity	US$ 103,696	$99,230	$–	$99,230

(b)	Reconciliation of Statement of Comprehensive Loss

Year Ended July 31, 2011			Effect of
			Transition
			to IFRS
	CGAAP (US$)	CGAAP ($)	($)	IFRS ($)
Expenses:
Legal, accounting and audit	US$ 55,172	$55,125	$–	$55,125
Office and administration	92,136	92,582	–	92,582
Regulatory, trust and filing	36,390	36,090	–	36,090
Shareholder communication	1,990	1,986	–	1,986
Net loss before the following	(185,688)	(185,783)	–	(185,783)
Interest income	1,597	1,598	–	1,598
Foreign exchange gain	9,411	9,318	–	9,318
Loss for the period	(174,680)	(174,867)	–	(174,867)
Currency translation difference	–	(8,616)	–	(8,616)
Total comprehensive loss	US$ (174,680)	$(183,483)	$–	$(183,483)

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of Statement of Cash Flows

Year Ended July 31, 2011				Effect of
				Transition
				to IFRS
	CGAAP (US$)		CGAAP ($)	($)	IFRS ($)
Cash flows from operating activities:
Loss for the year	US$ (174,680)	$		$–	$(174,867)
			(174,867)
Foreign exchange gain	–		(9,318)	–	(9,318)
Changes in non–cash working capital items:
Amounts receivable and other assets	(8,507)		(7,287)	(7,003)	(14,290)
Amounts due to related party	(6,571)		(7,003)	7,003	–
Amounts payable and other liabilities	20,833		17,899	–	17,899
Net cash used in operating activities	(168,925)		(180,576)	–	(180,576)

Net decrease in cash and cash equivalents	(168,925)		(180,576)	–	(180,576)
Effect of exchange rate fluctuations on cash held	–		702	–	702
	(168,925)		(179,874)	–	(179,874)
Cash and cash equivalents, beginning of year	251,240		258,526	–	258,526
Cash and cash equivalents, end of the year	US$ 82,315		$78,652	$–	$78,652

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

16.	EVENTS AFTER THE REPORTING PERIOD

(a)	Acquisition of Galaxie Project

On August 20, 2012, pursuant to an agreement dated July 27, 2012 ("Galaxie Purchase Agreement") involving Finsbury and an unrelated publicly-listed company, Bearclaw Capital Corp. ("Bearclaw"), the Company completed the acquisition of a 100% interest in the Galaxie Project, and terminated the Galaxie Earn-in Agreement. Bearclaw retains a 1% net smelter returns royalty, capped at aggregate payments of $7,500,000 (the "Galaxie Royalty Agreement").

Finsbury acquired the Galaxie Project from Bearclaw in 2011 and until the acquisition of the Galaxie Project by the Company, Finsbury was indebted to Bearclaw for a part of its purchase price. Pursuant to the Galaxie Purchase Agreement, the Company provided the following estimated consideration to Finsbury and Bearclaw that relieved Finsbury from its indebtedness to Bearclaw and transferred the ownership of the property to the Company:

	Payable to	Payable to
	Finsbury	Bearclaw	Total
Estimated fair value of the Company's shares issued
2,038,111 common shares to Finsbury, and 1,000,000 common shares to Bearclaw	$672,577	$330,000	$1,002,577
Cash payment	–	50,000	50,000
Convertible debenture	–	650,000	650,000

To be recognized as an exploration and evaluation expense	$672,577	$1,030,000	$1,702,577

The common shares issued to Finsbury and Bearclaw were valued at the fair market value at the date of issuance ($0.33 per common share).

The convertible debenture bears interest at a rate of 8% per annum (payable quarterly in arrears) and is convertible into the Company's common shares at an exercise price of $0.40 per share on or before maturity of the debenture on October 31, 2013. Any interest accrued, but unpaid, shall be converted at an exercise price of the higher of $0.40 per share and the market price at the time of conversion.

Hotai Claims

The Hotailuh Slope mineral claims (the "Hotai Claims") comprise nine mineral claims totalling 3,846 hectares located in central British Columbia adjacent to, and forming part of, the Galaxie Project.

In July 2012, the Company entered into an option agreement (the "Option") with certain arm's length private parties (the "Optionors") to acquire a 100% interest in the Hotai Claims, subject to 2% net smelter returns royalty, capped at aggregate payments of $5,000,000. The Company has the right to acquire half of the royalty (1%) by making a cash payment of $1,000,000.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Pursuant to the Option, in order to earn its interest in the Hotai Claims, the Company is required to spend $1,000,000 on the property within three years from the date of issuance of a Notice of Work (which was issued on August 23, 2012) and make certain scheduled payments to the Optionors as follows:

		Value of
	Cash	common shares
	payments	required to be
Payable on or before	required	issued	Status
August 1, 2012	$5,000	$5,000	Cash paid and shares issued
August 23, 2013	$10,000	$10,000
August 23, 2014	$20,000	$20,000
August 23, 2015	$20,000	$20,000

The value of common shares required to be issued are to be calculated using volume weighted- average market share price for the ten days prior to issuance. On August 1, 2012, 14,286 common shares were issued to the Optionors.

(b)	ZNT Project

After the reporting period, the Company staked an additional 61 mineral claims for a total of 80 minerals claims, located approximately 15 kilometres southeast of the town of Smithers, BC, in central British Columbia (the “ZNT Project”). The claim staking costs totalled approximately $50,665 for these additional claims.

(c)	Joint Venture Agreement

On November 1, 2012, the Company entered into a binding letter agreement with a publicly- listed company, Amarc Resources Ltd. ("Amarc") pursuant to which Amarc can earn up to a 50% interest in the Galaxie and ZNT Projects owned by the Company. The Company and Amarc have certain directors in common and both are subject to significant influence by HDSI (note 10(b)). The agreement is subject to regulatory approval and the parties intend to enter into more detailed definitive agreements.

The Company and Amarc have agreed that, upon Amarc earning its interest in the Galaxie and ZNT Projects, the Company will contribute to an unincorporated joint venture with Amarc its interest in the properties, including its obligations under the related acquisition agreements, the Galaxie Royalty Agreement, and the convertible debenture held by Bearclaw. The Company and Amarc have agreed that the Company will initially be the manager of the joint venture.

An initial 40% interest will be earned by Amarc by paying to Quartz Mountain $1,000,000 in cash and also funding $1,000,000 of exploration expenses, as defined in the agreements, to be incurred by Quartz Mountain on the Galaxie Project, prior to December 31, 2012. In November, Amarc advanced $1,950,000 to the Company. Should the Company fail to meet any of the conditions precedent in the letter agreement any exploration expenditures funded by Amarc will constitute a demand loan bearing interest at the CIBC prime rate plus 5% from the date of advance.

Quartz Mountain Resources Ltd.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2012 and 2011
(Expressed in Canadian Dollars, unless otherwise stated)

Upon earning an initial 40% interest, Amarc will have an option to earn an additional 10% (for a total of 50%) interest in these properties by funding $1,000,000 of exploration expenses to be incurred by Quartz Mountain on the Galaxie and ZNT Projects, prior to September 30, 2013. If Amarc chooses not to, or is unable to, exercise this option, its interest will remain at 40%, subject to customary dilution provisions.